Exhibit 99.37

NexTech Integrates Microsoft Azure (AI) and Launches Sentiment Analysis Capabilities Within ‘Try-It-On’ AR Solution Creating Industry’s Most Personalized Online Shopping Experience

Latest addition to the web-based solution utilizes computer vision technology to capture consumer sentiment while online shopping as a next step towards creating a more personal and intelligent shopping experience

New York, NY - Toronto, ON – April 30, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) )(FSE: N29) today announced the launch of sentiment analysis capabilities within its ‘Try-It-On’ augmented reality (AR) experience for online retail, the second in a series of sentiment-based technology solutions being developed for its patent pending web-enabled AR eCommerce platform and site optimization.

This latest feature is an integration of computer vision technology programmed to analyze shoppers’ sentiment in real time as they ‘try on’ different products. Using Microsoft Azure, the technology is able to live sample shoppers’ facial expressions every few seconds and will make recommendations through on-screen prompts based on a positive or negative reaction. Currently, the prototype of prompts is set on ‘smiling’, so when a potential customer smiles when ‘trying on’ an item, the technology will recognize that sentiment and display an on-screen prompt to urge the shopper to add the item to their cart.

“The release of our sentiment analysis technology closes the loop on personalizing the online shopping experience by using a consumer’s actual physical reaction to a product to gather data around preference and style,” said Evan Gappelberg, CEO of NexTech. “With the ability to gauge shoppers’ reaction to an item in real time, we can now mirror the in-store experience online by urging shoppers to make a purchase when we know they’re happy with a product or can recommend a different product when we know they’re dissatisfied. It’s a similar effect to the attentiveness of an in-store employee trying to persuade the customer to buy something they are trying on, except now it can be done digitally both at the point of purchase and through retargeting at a later time.”

Online retailers are able to further personalize the online shopping experience by customizing both the sentiment thresholds in the feature as well as the on-screen prompts to more accurately target customers and influence shopping behavior. Along with encouraging immediate purchase of an item a consumer reacts positively to, retailers can use the sentiment data to refine outbound marketing tactics such as email blasts and coupon codes to reflect the items the consumer was individually excited about.

“Our goal with the sentiment analysis technology is to make online shopping intelligent, and to empower retailers to better serve their consumers through smart data and innovative technologies,” said Gappelberg. “Retailers using this technology will be able to convert customers at a higher rate by having insights into what they like and what they don’t, and refining what’s marketed to them, creating the customized experience consumers desire to empower their purchasing decisions.”

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used across all commerce.

NexTech’s ‘full funnel’ end-to-end eCommerce solution for the AR industry includes offering 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360 degree product views, and ‘one click buy.’ The platform is affordable, scalable, customizable, and most importantly, easy to integrate within an existing web interface, making NexTech one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the Company’s patent-pending platform offers the most technologically advanced 3D AR, AI technology anywhere.  Online retailers can subscribe to NexTech’s state of the art, 3D AR/AI solution for $79/mo. The Company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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